FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Declares Year-end Dividend Payment including 100th Anniversary Commemorative Dividend

3.	Nomura Approves Share Buyback Program

4.	Nomura to Grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 25, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Group pretax income of Y472bn, up 72% YoY, underpinned by strong three segment performance on gains across all divisions; International pretax income at record high of Y137bn

•	Best Wealth Management performance in 11 years as progress in asset management business initiatives drove 30% growth in recurring revenue YoY

•	Highest Investment Management pretax income since division established in April 2021, driven by best business revenue in four years

•	Wholesale pretax income at 15-year high reflecting higher revenues in all business lines and regions and disciplined cost controls

•	Year-end dividend of Y34 per share including commemorative dividend of Y10, making annual dividend of Y57; Full-year ROE of 10%

•	Resolution approved for repurchase of 100 million shares of Nomura Holdings common stock with upper limit of total repurchase price of Y60bn

Tokyo, April 25, 2025—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2025.

For the full year period, net revenue was 1,892.5 billion yen (US$12.6 billion)1, representing an increase of 21 percent year on year. Income before income taxes was 472 billion yen (US$3.1 billion) and net income attributable to Nomura Holdings shareholders was 340.7 billion yen (US$2.3 billion). Diluted net income attributable to Nomura Holdings shareholders per share was 111.03 yen.

Net revenue in the fourth quarter was 452.7 billion yen (US$3.0 billion), decreasing 10 percent quarter on quarter and increasing 2 percent year on year. Income before income taxes was 97.7 billion yen (US$652 million) and net income attributable to Nomura Holdings shareholders was 72.0 billion yen (US$480 million). Diluted net income attributable to Nomura Holdings shareholders per share was 23.39 yen.

“We reported a record net income of 340.7 billion yen, reflecting our medium to long-term initiatives to grow stable revenues and diversify our Wholesale revenue streams, while controlling costs. ROE was in line with our target at 10 percent,” said Kentaro Okuda, Nomura President and Group CEO.

“Our three core businesses delivered pretax income of 426.6 billion yen. Wealth Management had its best performance in 11 years, while Investment Management pretax income was at its highest level since April 2021 when the division was established, and Wholesale pretax income reached a 15-year high.

“In addition, our three international regions booked record high pretax income, making a higher contribution to profits.

“We recently announced the acquisition of Macquarie’s U.S. and European public asset management business. This is part of strategic initiatives to increase assets under management in Investment Management, expand revenues and enhance the division’s presence in the U.S. to achieve our 2030 management vision of “Reaching for Sustainable Growth.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 149.90 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2025. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“We will continue to intensify our global strategy leveraging our Japan franchise and drive transformation to expand stable revenues in order to consistently improve ROE and enhance our corporate value. ”

Divisional Performance

Wealth Management

(billions of yen)	FY2024/25 Q4	QoQ	YoY
Net revenue	104.5	-10%	-4%
Income (loss) before income taxes	37.0	-20%	-4%

Wealth Management reported net revenue of 104.5 billion yen, decreasing 10 percent quarter on quarter and 4 percent from the same period last year. Income before income taxes was 37.0 billion yen, down 20 percent quarter on quarter and 4 percent year on year.

The division booked its best pretax income in 11 years as progress in its asset management business initiatives led to a 30 percent increase in recurring revenue compared to last year.

In the fourth quarter, recurring revenue cost coverage ratio rose to 76 percent on the back of record high stable recurring revenue and cost controls. Flow revenue slowed amid uncertainty in the market environment.

Investment Management

(billions of yen)	FY2024/25 Q4	QoQ	YoY
Net revenue	43.0	-6%	-1%
Income (loss) before income taxes	15.5	-18%	-13%

2

Investment Management net revenue was 43.0 billion yen, decreasing 6 percent quarter on quarter and 1 percent year on year. Income before income taxes was 15.5 billion yen, down 18 percent quarter on quarter and 13 percent year on year.

Business revenue was its highest level since the division was established in April 2021 and investment gain/loss improved. As a result, Investment Management reported its best pretax income since April 2021.

Wholesale

(billions of yen)	FY2024/25 Q4	QoQ	YoY
Net revenue	259.2	-11%	2%
Income (loss) before income taxes	37.5	-40%	82%

Wholesale booked net revenue of 259.2 billion yen, decreasing 11 percent quarter on quarter and increasing 2 percent year on year. Income before income taxes was 37.5 billion yen, down 40 percent quarter on quarter and up 82 percent year on year.

Wholesale pretax income was at a 15-year high, reflecting higher revenues in all business lines and regions and prudent cost controls.

On a quarterly basis, Equities and Investment Banking revenues continued to grow, while Fixed Income net revenue slowed from a strong prior quarter.

ends

For further information, please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2025 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Year-end Dividend Payment including 100th Anniversary Commemorative Dividend

Tokyo, April 25, 2025—Nomura Holdings, Inc. today announced that it has declared a dividend of 34 yen per share, including a 100th anniversary commemorative dividend1 of 10 yen per share, for shareholders of record as of the end of March 2025. The dividend will be paid on June 2, 2025.

Cash Dividends

	FY2024/25 Q4	Recent dividend forecast	FY2023/24 Q4
Record date	March 31, 2025	—	March 31, 2024
Dividend per share	Y34.0 (Ordinary dividend: Y24.0) (Commemorative dividend: Y10.0)	—	Y15.0
Total dividends	Y 100,524 million	—	Y44,567 million
Payment date	June 2, 2025	—	June 3, 2024
Source of dividends	Retained earnings	—	Retained earnings

Recent Dividends

	Q2	Q4	Annual dividend
FY2022/23	Y5.0	Y12.0	Y17.0
FY2023/24	Y8.0	Y15.0	Y23.0
FY2024/25	Y23.0	Y34.0	Y57.0

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

[1]	Please see the news release “Nomura to Issue 100th Anniversary Commemorative Dividend” issued on February 5, 2025 for details.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Approves Share Buyback Program

Tokyo, April 25, 2025—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 15, 2025, to December 30, 2025 (excluding the ten business days following the announcement of quarterly financial results), and have an upper limit of 100 million shares of Nomura Holdings common stock, or 3.2 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 60 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation.

As of March 31, 2025, Nomura Holdings had 3,163,562,601 outstanding shares including 206,974,484 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs)

Tokyo, April 25, 2025—Nomura Holdings, Inc. (Nomura) today announced plans to grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs) to directors, executive officers and employees of Nomura and its subsidiaries in late May 2025.

The RSUs will be granted as deferred compensation. Subject to certain conditions, Nomura will deliver shares of common stock etc. to RSU grantees one to three years (up to seven years where required by local regulations) after the RSUs are granted mainly through disposal of treasury shares.

The PSUs will be also granted as deferred compensation. Subject to certain conditions and the degree of achievement of the performance targets for the performance evaluation period, Nomura will deliver shares of common stock etc. to PSU grantees three years after the PSUs are granted mainly through disposal of treasury shares.

The maximum number of shares related to RSUs and PSUs to be granted and the total amount of RSUs and PSUs to be granted are reasonably estimated to be approximately 61 million shares and 49 billion yen.

The total number, amount and detailed terms and conditions of the RSUs and PSUs will be determined at a meeting of the Executive Management Board1 scheduled for the middle of May 2025, and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	The individual grant of RSUs and PSUs to directors and executive officers of Nomura will be subject to the resolution of Nomura’s Compensation Committee.